UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836108

(CUSIP Number)

12/31/11

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 487836108	Page 2 of 9 pages

1	NAME OF REPORTING PERSON The Bank of New York Mellon Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A New York Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,009,019
	6	SHARED VOTING POWER 79,328,893
	7	SOLE DISPOSITIVE POWER 3,776,576
	8	SHARED DISPOSITIVE POWER 79,370,220
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,228,741
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.3%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 3 of 9 pages

1	NAME OF REPORTING PERSON The Bank of New York Mellon Trust Company, N.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A National Banking Association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 79,284,790
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 79,284,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,284,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%
12	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 4 of 9 pages

1	NAME OF REPORTING PERSON James M. Jenness
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 565,365
	6	SHARED VOTING POWER 79,284,790
	7	SOLE DISPOSITIVE POWER 554,534
	8	SHARED DISPOSITIVE POWER 79,284,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,850,155
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 5 of 9 pages

1	NAME OF REPORTING PERSON Sterling K. Speirn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,671
	6	SHARED VOTING POWER 79,432,590
	7	SOLE DISPOSITIVE POWER 5,781
	8	SHARED DISPOSITIVE POWER 79,432,590
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,452,261
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G

CUSIP NO. 487836108	Page 6 of 9 pages

1	NAME OF REPORTING PERSON Wenda W. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 705
	6	SHARED VOTING POWER 79,284,790
	7	SOLE DISPOSITIVE POWER 705
	8	SHARED DISPOSITIVE POWER 79,284,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,285,495
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.2%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Issuer: Kellogg Company

This Schedule 13G is being filed as Amendment No. 35 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock of Kellogg Company (the “Shares”).

This Amendment No. 35 is being filed by The Bank of New York Mellon Corporation as parent holding company for The Bank of New York Mellon Trust Company, N.A., by The Bank of New York Mellon Trust Company, N.A. as trustee of the Trust, on behalf of the Trust and on behalf of itself, James M. Jenness, Sterling K. Speirn and Wenda W. Moore, as all of the trustees of the Trust as of December 31, 2011.

The number of Shares beneficially owned by each of The Bank of New York Mellon Corporation and certain of its affiliates (including The Bank of New York Mellon Trust Company, N.A.), James M. Jenness, Sterling K. Speirn and Wenda W. Moore, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 83,962,282, which is 23.4% of the Shares outstanding. Of this amount 79,284,790 Shares, or 22.2% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

The number of reported Shares for James M. Jenness includes 431,410 Shares that Mr. Jenness may acquire within 60 days of December 31, 2011 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for Sterling K. Speirn includes 5,781 Shares that Mr. Speirn may acquire within 60 days of December 31, 2011 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.	(a)	Name of Issuer:

Kellogg Company

	(b)	Address of Issuer’s Principal Executive Offices:

One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2.	(a)	Name of Persons Filing:

The Bank of New York Mellon Corporation The Bank of New York Mellon Trust Co., N.A. James M. Jenness Sterling K. Speirn Wenda W. Moore

	(b)	Address of Principal Business Office:

		Person Filing	Address
		The Bank of New York Mellon Corporation	One Wall Street
New York, NY 10286

		The Bank of New York Mellon Trust Co., N.A.	One BNY Mellon Center
500 Grant Street, Suite 410
Pittsburgh, PA 15258

		James M. Jenness	One Kellogg Square
P. O. Box 3599
Battle Creek, Michigan 49016

		Sterling K. Speirn	One Michigan Avenue East
Battle Creek, Michigan 49017

		Wenda W. Moore	One Michigan Avenue East
Battle Creek, Michigan 49017

	(c)	Citizenship:

		The Bank of New York Mellon Corporation	-A New York Corporation
		The Bank of New York Mellon Trust Co., N.A.	-A National Banking Association
		James M. Jenness	-U.S. Citizen
		Sterling K. Speirn	-U.S. Citizen
		Wenda W. Moore	-U.S. Citizen

	(d)	Title of Class of Securities:

All persons filing - common stock

	(e)	CUSIP Number:

All persons filing - 487836108

Item 3.	(a) - (j)

This statement is being filed pursuant to Rule 13d-1(d).

Schedule 13G

Issuer: Kellogg Company

Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of December 31, 2011:

		The Bank of New York Mellon Corporation	-	83,228,741
		The Bank of New York Mellon Trust Co., N.A.	-	79,284,790
		James M. Jenness	-	79,850,155
		Sterling K. Speirn	-	79,452,261
		Wenda W. Moore	-	79,285,495

	(b)	Percent of Class:

		The Bank of New York Mellon Corporation	-	23.3%
		The Bank of New York Mellon Trust Co., N.A.	-	22.2%
		James M. Jenness	-	22.3%
		Sterling K. Speirn	-	22.2%
		Wenda W. Moore	-	22.2%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote:

		The Bank of New York Mellon Corporation	-	3,009,019
		The Bank of New York Mellon Trust Co., N.A.	-	0
		James M. Jenness	-	565,365
		Sterling K. Speirn	-	19,671
		Wenda W. Moore	-	705

		(ii) Shared power to vote or to direct the vote:

		The Bank of New York Mellon Corporation	-	79,328,893
		The Bank of New York Mellon Trust Co., N.A.	-	79,284,790
		James M. Jenness	-	79,284,790
		Sterling K. Speirn	-	79,432,590
		Wenda W. Moore	-	79,284,790

		(iii)	Sole power to dispose or to direct the disposition of:

		The Bank of New York Mellon Corporation	-	3,776,576
		The Bank of New York Mellon Trust Co., N.A.	-	0
		James M. Jenness	-	554,534
		Sterling K. Speirn	-	5,781
		Wenda W. Moore	-	705

		(iv)	Shared power to dispose or to direct the disposition of:

		The Bank of New York Mellon Corporation	-	79,370,220
		The Bank of New York Mellon Trust Co., N.A.	-	79,284,790
		James M. Jenness	-	79,284,790
		Sterling K. Speirn	-	79,432,590
		Wenda W. Moore	-	79,284,790

Item 5.	Ownership of Five Percent or Less of a Class:

	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	See Exhibit 99.1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

	The Bank of New York Mellon Corporation, a parent holding company, is filing with respect to its subsidiaries, including The Bank of New York Mellon Trust Company, N.A.

Item 8.	Identification and Classification of Members of the Group:

	Not Applicable

Item 9.	Notice of Dissolution of Group:

	Not Applicable

Item 10.	Certifications:

	Not Applicable

Schedule 13G

Issuer: Kellogg Company

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

The Bank of New York Mellon Corporation

By	/s/ Nicholas R. Darrow

Nicholas R. Darrow
Senior Vice President
Attorney-in-Fact for
The Bank of New York Mellon Corporation

The Bank of New York Mellon Trust Company, N.A., as trustee of the W.K. Kellogg Foundation Trust

By	/s/ Dana Luksic

Dana Luksic
Vice President

James M. Jenness

/s/ Dana Luksic
By his attorney in fact, Dana Luksic

Sterling K. Speirn

/s/ Dana Luksic
By his attorney in fact, Dana Luksic

Wenda W. Moore

/s/ Dana Luksic
By her attorney in fact, Dana Luksic

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit

Exhibit 24.1	Power of Attorney of The Bank of New York Mellon Corporation dated October 12, 2009 (incorporated by reference to Exhibit 24.1 to Amendment No. 33 to this Schedule 13G filed on February 11, 2010 (“Amendment No. 33”)).

Exhibit 24.2	Power of Attorney of James M. Jenness dated November 16, 2011.

Exhibit 24.3	Power of Attorney of Sterling K. Speirn dated November 16, 2011.

Exhibit 24.4	Power of Attorney of Wenda W. Moore dated November 16, 2011.

Exhibit 99.1	Ownership of More Than Five Percent on Behalf of Another Person.

Exhibit 99.2	Agreement Pursuant to Rule 13d-1(k)(1)(iii).